SLM Corporation
12061 Bluemont Way
Reston, Virginia 20190

Mary Eure
Vice President & Corporate Secretary
(703) 984-6785 phone
(703) 984-6006 fax

January 31, 2008

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
Washington, D.C. 20549

Re:	SLM Corporation
Definitive Schedule 14A
Filed April 9, 2007
File No. 001-13251

Dear Ms. Krebs:

We are in receipt of your letter dated January 17, 2008, regarding the Proxy Statement filed by SLM Corporation on April 9, 2007. In your letter, you request that by January 31, 2008, we respond to your comments or let you know when we will respond. We are not able to provide substantive comments by January 31, 2008 and will provide such comments to you by February 8, 2008.

Very truly yours,

Mary Eure Corporate Secretary